Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Entry into Tax Equity Investment
Agreement for Backbone Project

Singapore, October 13, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that a subsidiary of CPV Group (“CPV”) (a subsidiary of OPC in which OPC has a 70% interest) entered into a tax equity investment agreement (the “Investment Agreement”) with a tax equity partner for an investment of approximately $110 – $116 million in the Backbone Project, a solar-powered electricity generation plant, with capacity of 179 MWdc, located in Maryland, United States (the “Project”), which is owned indirectly by CPV. The main terms of the Investment Agreement and related matters as announced by OPC are set forth below.

Pursuant to the Investment Agreement, approximately 20% of the tax equity partner’s investment in the Project is to be provided on the Project's mechanical completion date, and the remaining approximately 80% of the investment is to be provided on the commercial operation date (“COD”), which is expected to take place in the second half of 2025, subject to the fulfillment of customary terms and conditions set forth in the Investment Agreement.

In return for its investment in the Project, the tax equity partner will be entitled to participate in most of the tax advantages of the Project: the Project’s taxable income or losses for tax purposes, investment tax credits (ITC) which are based on the qualified investment in the Project, subject to certain limitations set forth in the Investment Agreement, and certain participation in the distributable cash flow from the Project. At the end of a 5-year period from COD (the “Flip Date”), the tax equity partner’s portion of the taxable income or tax losses is expected to decrease significantly.  In addition, CPV will have a 6-month call option period after the Flip Date to purchase the tax equity partner's interest in the Project at the greater of fair market value or 5% of the tax equity investment.

The Investment Agreement includes a guarantee and commitment by CPV to indemnify the tax equity partner in connection with certain matters.  Furthermore, the tax equity partner will have an ownership interest in the Project and will have certain veto rights, among other things, in respect of the creation of liens on the Project’s assets or the entry into additional material agreements relating to the Project.  In addition, the tax equity partner will be entitled to an under-delivery fee as set forth in the Investment Agreement.

Completion of the Investment Agreement and the tax equity partner’s investments on the dates described above are subject to the conditions precedent which have not yet been fulfilled. In addition, if the Project is not completed by September 1, 2025, the tax equity partner will be entitled to sell to CPV its share in accordance with a mechanism set out in the Investment Agreement, which is mainly based on the tax equity partner’s investments through that date, or to convert the investment into an amortizing loan.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Investment Agreement entered into with the tax equity partner, including the terms and conditions of the tax equity investment, the expected amount and terms of the investment, expected capacity and expected COD of the Project and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the tax equity investment is not consummated on the terms described herein or at all, the risk that the conditions to completion of the investment are not satisfied, the risk that the Project does not reach COD by the expected date or at all or with the expected capacity described here and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.